September 8, 2020 VIA EDGAR United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn:	Michael C. Foland

Re:	Graf Industrial Corp.

Preliminary Revised Merger Proxy Statement on Schedule 14A

Filed August 21, 2020

File No. 001-38703

Dear Mr. Foland:

On behalf of our client, Graf Industrial Corp., a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Proxy Statement on Schedule 14A filed on August 21, 2020 (the “Proxy Statement”) contained in the Staff’s letter dated September 4, 2020 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter as well as each of the oral comments is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Proxy Statement.

Preliminary Revised Proxy Statement filed August 21, 2020

Risks Related to Velodyne’s Business, page 45

1.	We note your response to comment 8 and the discussion of stock based compensation on page 220. Please disclose as a separate risk factor the significant stock-based compensation expense you expect to record upon completion of the Business Combination.

Response: The Company has updated the disclosure on page 53 of the Amended Proxy Statement to include a risk factor related to the stock-based compensation expense.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet , page 89

2.	We note on page 220 while technically the Business Combination does not automatically result in satisfaction of the liquidity vesting condition, it is expected that a liquidity event will be deemed to have occurred by the board of the post-combination company following the completion of the Business Combination and at that time you expect to record significant stock-based compensation expense. As a separate pro forma adjustment, give effect to the anticipated charge in the pro forma balance sheets.

United States Securities and Exchange Commission

September 8, 2020

Response: In response to the Staff’s comment, the Company has added a separate pro forma adjustment to give effect to the anticipated stock-based compensation charge in the pro forma balance sheets on page 98 of the Amended Proxy Statement.

3.	Give pro forma balance sheet effect to the Sponsor Convertible Note issued on August 5, 2020 and the Subscription Agreement entered into with the Sponsor on July 2, 2020.

Response: In response to the Staff’s comment on the Sponsor Convertible Note issued on August 5, 2020, the Company has added a separate pro forma adjustment to give effect to the amount outstanding under the Sponsor Convertible Note that converts into warrants to purchase shares of the Company’s common stock at closing of the transaction, which is disclosed on page 98 of the Amended Proxy Statement.

The Company acknowledges the Staff’s comment on the Subscription Agreement entered into with the Sponsor on July 2, 2020 and notes that the Sponsor’s commitment to purchase 950,000 shares of common stock for an aggregate commitment of approximately $9,500,000 is a component of the total PIPE Investment of $150,000,000, which is reflected as part of Adjustment D on the pro forma balance sheets on page 97 of the Amended Proxy Statement.

Comparative Share Information, page 99

4.	We note your response to comment 10; however, we are unable to locate disclosure of the pro forma book value per share for Velodyne and Graf. Please advise or revise.

Response: In response to the Staff’s comment, the Company has added the disclosure on page 101 of the Amended Proxy Statement.

Redemption Rights, page 106

5.	We have considered your response to prior comment 12. Please clarify how the company will determine which redeeming shareholders to contact about withdrawing their redemptions after the vote, which shareholders will be permitted to withdraw their redemptions and the procedure for withdrawing redemptions. Also provide risk factor disclosure that shareholders will not know immediately after the vote whether the closing condition based upon the level of redemptions has been met (or waived) since the company may seek and permit withdrawals of redemptions after the shareholder vote and until the date of closing.

Response: The Company has updated the disclosure on page 21 of the Amended Proxy Statement to provide further information regarding the withdrawal of redemptions. The Company has updated the disclosure on page 71 of the Amended Proxy Statement to include a risk factor related to the withdrawal of redemptions.

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United States Securities and Exchange Commission

September 8, 2020

Financial Statements

Graf Industrial Corp.

Condensed Balance Sheet, page F-2

6.	Please update the March 31, 2020 condensed consolidated balance sheet presented on page F-2 to June 30, 2020.

Response: The Company has updated the condensed consolidated balance sheet presented on page F-2 to June 30, 2020.

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Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	James A. Graf, Graf Industrial Corp.

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